================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                                  -------------

                              UNITED RENTALS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   911 363 109

                                 (CUSIP NUMBER)
                                  -------------

                                MICHAEL D. WEINER
                           APOLLO MANAGEMENT IV, L.P.
                             TWO MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 694-8000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)
                                  -------------

                                    Copy to:


                                OCTOBER 29, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.
                       (Continued on the following pages)
                               (Page 1 of 15 pages)


                       -----------------------------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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


-----------------------------                          -------------------------

   CUSIP NO. 911 363 109                13D                  (Page 2 of 15)
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      Apollo Investment Fund IV, L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         14,546,573
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                       14,546,573
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,546,573
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              |X|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON REPORTING*
      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------

   CUSIP NO. 911 363 109                13D                  (Page 3 of 15)
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      Apollo Overseas Partners IV, L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         786,760
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                       786,760
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      786,760
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              |X|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON REPORTING*
      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          -------------------------

   CUSIP NO. 911 363 109                13D                  (Page 4 of 15)
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      Apollo Advisors IV, L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         15,333,333
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                       15,333,333
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,333,333
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON REPORTING*
      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 filed on October 30, 2001 amends, supplements and restates the following Items of the Statement on Schedule 13D (the "Schedule 13D") of Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV", and together with AIFIV and Overseas IV, the "Reporting Persons"), filed on January 8, 1999 with respect to the shares of common stock, par value $0.01 per share ("Common Stock") of United Rentals, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the
      Schedule 13D.

            Responses to each item below are incorporated by reference into each other item, as applicable.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

            In January 1999, AIFIV and Overseas IV (collectively, the "Purchasers") purchased an aggregate of 300,000 shares of Series A Perpetual Convertible Preferred Stock, $.01 par value, of the Issuer (the "Series A Preferred") for an aggregate purchase price of $300 million. The purchase was financed with cash on hand.

            In September 1999, the Purchasers purchased an aggregate of 100,000 shares of Series B Perpetual Convertible Preferred Stock, Class B-1, $.01 par value, of the Issuer (the "B-1 Preferred") for an aggregate purchase price of $100 million. The purchase was financed with cash on hand.

            In October 2001, the Purchasers exchanged an aggregate of 300,000 shares of Series A Preferred for an aggregate of 300,000 shares of Series C Perpetual Convertible Preferred Stock, $.01 par value, of the Issuer (the "Series C Preferred") and exchanged an aggregate of 100,000 shares of B-1 Preferred for an aggregate of 100,000 shares of Series D Perpetual Convertible Preferred Stock, Class D-1, $.01 par value, of the Issuer (the "D-1 Preferred"). No additional consideration was provided in connection with the exchange.

      ITEM 4.  PURPOSE OF THE TRANSACTION.

            Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

            Pursuant to the terms of the Preferred Stock Purchase Agreement, dated as of December 28, 1998, among the Purchasers and the Issuer, on January 7, 1999, AIFIV acquired 284,726 shares of Series A Preferred and Overseas IV acquired 15,274 shares of Series A Preferred. The Purchasers acquired such shares for investment purposes. Pursuant to the terms of the Preferred Stock Purchase Agreement, dated as of June 28, 1999, among the Purchasers and the Issuer, as amended July 16, 1999, on September 30, 1999, AIFIV acquired 94,726 shares of B-1 Preferred and Overseas IV acquired 5,274 shares of B-1 Preferred. The Purchasers acquired such shares for investment purposes.

            Pursuant to an Agreement, dated as of September 28, 2001, among the Issuer, the

            Purchasers and Chase Equity Associates, L.P. (the "Agreement"), on October 29, 2001, the Purchasers exchanged their shares of Series A Preferred and B-1 Preferred for shares of Series C Preferred and D-1 Preferred, respectively. The principal difference between the Series A Preferred and the Series B-1 Preferred and the Series C Preferred and Series D-1 Preferred for which they have been exchanged is that the Series C Preferred and Series D-1 Preferred are not subject to mandatory redemption on a Non-Approved Change of Control (as defined below under "Additional Rights Upon Non-Approved Change in Control"). Under guidance the Securities and Exchange Commission issued in July, 2001 to all public companies, the Series A Preferred and the B-1 Preferred could not be classified as permanent stockholders' equity because such stock was subject to mandatory redemption on a change of control effected without the approval of the Issuer's board of directors (the "Board"). The principal reason for the exchange effected under the Agreement was to enable the Issuer to continue to classify its preferred stock as permanent stockholders' equity and to provide certain rights to the holders of the Series C Preferred and the Series D Preferred in the event of a Non-Approved Change of Control.

            Pursuant to the Agreement, the powers, preferences and rights and the qualifications, limitations and restrictions (the "Terms") of the Series C Preferred and the D-1 Preferred are identical to the Terms of the Series A Preferred and the B-1 Preferred for which they were exchanged, except as described above and with respect to certain additional rights that may vest on the occurrence of a Non-Approved Change in Control. These exchanges did not alter the number of shares of Common Stock beneficially owned by the Purchasers. The Terms of the Series C Preferred and the D-1 Preferred are summarized below. These summaries are qualified in their entirety by reference to the Agreement and the Certificates of Designation of the Series C Preferred and the Series D Preferred, copies of which have been filed as exhibits to this Schedule and are incorporated herein by reference.

   SERIES C PREFERRED

           Ranking. The Series C Preferred ranks (1) senior to the Common Stock
           -------
     with respect to distributions upon the liquidation, winding-up or dissolution of the Issuer and (2) the same as the Series D Preferred (described below) with respect to such distributions.

           Conversion Rights. Each share of Series C Preferred is convertible at
           -----------------
     any time, at the option of the holder, into 40 shares of Common Stock (based on a conversion price of $25 per share of Common Stock and the liquidation preference of $1,000 per share of Series C Preferred). The conversion price is subject to adjustment in certain events as set forth in the Certificate of Designation.

           Liquidation Preference.  If a Liquidation Event occurs, the following
           ----------------------
     applies:

           o If the Liquidation Event was not preceded by a Non-Approved Change in Control, then the holders of Series C Preferred are entitled to payment out of the assets of the Issuer available for distribution of an amount equal to $1,000 per share of Series C Preferred (the "Series C Liquidation Preference"), plus accrued and unpaid dividends, if any, to the date fixed for the Liquidation Event, before any distribution is made on the

              Common Stock. After receiving such payment, the holders of the Series C Preferred are not entitled to participate further in any distribution of assets of the Issuer.

           o If the Liquidation Event was preceded by a Non-Approved Change in Control, then the holders of the Series C Preferred may have the right to receive additional amounts and to participate further in any distribution of assets of the Issuer, as described below under "Additional Rights Upon Non-Approved Change in Control."

           A "Liquidation Event" means (1) any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer or (2) any reduction or decrease in the capital stock of the Issuer resulting in a distribution of assets to the holders of any class or series of the Issuer's capital stock.

           Dividends. Unless and until a Non-Approved Change in Control occurs,
           ---------
     the Series C Preferred does not bear any stated dividends. If a Non-Approved Change in Control occurs, the Series C Preferred may begin to accrue dividends as described below under "Additional Rights Upon Non-Approved Change in Control."

           Whether or not a Non-Approved Change in Control occurs, if the Issuer declares or pays any dividends or other distributions upon the Common Stock, the Issuer must (subject to certain exceptions) also declare and pay to the holders of the Series C Preferred those dividends or distributions which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series C Preferred had all of the outstanding shares of Series C Preferred been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends or distributions are determined.

           Voting. Unless and until a Non-Approved Change in Control occurs, for
           ------
     so long as the Purchasers or their affiliates hold the equivalent of at least 8 million shares of Common Stock that were issued, or are issuable, upon conversion of the Series C Preferred, the holders of Series C Preferred, voting separately as a single class, have the right to elect two directors to serve on the Board. For so long as the Purchasers or their affiliates hold the equivalent of less than 8 million but more than 4 million such shares of Common Stock, the holders of Series C Preferred, voting separately as a single class, have the right to elect one director to serve on the Board.

           If the holders of Series C Preferred do not have the voting rights described above, then such holders have the right to vote in elections of directors together with the holders of Common Stock, as a single class, with each share of Series C Preferred entitled to one vote for each share of Common Stock issuable upon conversion of such share of Series C Preferred.

           If a Non-Approved Change in Control occurs, the holders of Series C Preferred may have the right to elect additional directors as described under "Additional Rights Upon Non-Approved Change in Control."

           Except as described above with respect to the election of directors and except as otherwise required by applicable law, the holders of Series C Preferred are entitled to vote together with the holders of Common Stock as a single class on all matters submitted to stockholders for a vote.

     Each share of Series C Preferred is entitled to one vote for each share of Common Stock issuable upon conversion of such share of Series C Preferred.

           In addition, the Issuer may not take certain actions specified in the Certificate of Designation without the affirmative vote or consent of the holders of at least a majority of the shares of Series C Preferred then outstanding, voting or consenting as the case may be, as a separate class.

           Redemption; Automatic Conversion. If a Change in Control, other than
           --------------------------------
     a Non-Approved Change in Control, occurs with respect to the Issuer (or the Issuer enters into a binding agreement relating thereto), the Issuer must offer to purchase within 10 business days after the Change in Control all of the then outstanding shares of Series C Preferred at a purchase price per share, in cash, equal to the Series C Liquidation Preference thereof plus an amount equal to 6.25% of the Series C Liquidation Preference, compounded annually from January 7, 1999 to the purchase date.

           Redemption Relating to Certain Issuances of Securities. If the Issuer
           ------------------------------------------------------
     issues for cash Common Stock or a series of preferred stock convertible into Common Stock, in either a public offering or a bona fide private financing, for a price for the Common Stock (including any amount payable upon conversion of such preferred stock) below the then current conversion price of Series C Preferred into Common Stock (currently $25 per share), then the Issuer must make an offer to purchase the outstanding shares of Series C Preferred as described in the Certificate of Designation.


   SERIES D PERPETUAL CONVERTIBLE PREFERRED STOCK

           The Series D Perpetual Convertible Preferred Stock ("Series D Preferred") has been designated in two classes, the D-1 Preferred and Class D-2 Perpetual Convertible Preferred Stock (the "D-2 Preferred").

           Except where otherwise indicated, (1) the terms set forth below apply to both the D-1 Preferred and D-2 Preferred and (2) each reference to the Series D Preferred includes both the D-1 Preferred and D-2 Preferred.

           Ranking. The Series D Preferred ranks (1) senior to the Common Stock
           -------
     with respect to distributions upon the liquidation, winding-up or dissolution of the Issuer and (2) the same as the Series C Preferred with respect to such distributions.

           Conversion Rights. Each share of Series D Preferred is convertible at
           -----------------
     any time, at the option of the holder, into 33-1/3 shares of Common Stock (based on a conversion price of $30 per share of Common Stock and the liquidation preference of $1,000 per share of Series D Preferred). The conversion price is subject to adjustment in certain events as set forth in the Certificate of Designation.

           Liquidation Preference. If a Liquidation Event occurs (as defined
           ----------------------
     above), the following applies:

           o If the Liquidation Event was not preceded by a Non-Approved Change in Control, then the holders of Series D Preferred will be entitled to payment out of the assets of the Issuer available for distribution of an amount equal to $1,000 per share of Series D Preferred (the "Series D Liquidation Preference"), plus accrued and unpaid dividends, if any, to the date fixed for the Liquidation Event, before any distribution is made on the Common Stock. After receiving such payment, the holders of the Series D Preferred would not be entitled to participate further in any distribution of assets of the Issuer.

           o If the Liquidation Event was preceded by a Non-Approved Change in Control, then the holders of the Series D Preferred may have the right to receive additional amounts and to participate further in any distribution of assets of the Issuer, as described under "Additional Rights Upon Non-Approved Change in Control."

           Dividends. Unless and until a Non-Approved Change in Control occurs,
           ---------
     the Series D Preferred does not bear any stated dividends. If a Non-Approved Change in Control occurs, the Series D Preferred may begin to accrue dividends as described above under "Additional Rights Upon Non-Approved Change in Control."

           Whether or not a Non-Approved Change in Control occurs, if the Issuer declares or pays any dividends or other distributions upon the Common Stock, the Issuer must (subject to certain exceptions) also declare and pay to the holders of the Series D Preferred, at the same time that it declares and pays such dividends or other distributions to the holders of the Common Stock, the dividends or distributions which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series D Preferred had all of the outstanding shares of Series D Preferred been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends or distributions are determined.

           Voting. Except as otherwise required by applicable law, the holders
           ------
     of D-1 Preferred are entitled to vote together with the holders of the Common Stock as a single class on all matters submitted to stockholders for a vote. Each share of D-1 Preferred is entitled to one vote for each share of Common Stock issuable upon conversion of such share of D-1 Preferred.

           Except as provided in the following paragraph, the holders of the D-2 Preferred are not entitled to vote on any matter to be voted on by stockholders of the Issuer.

           The Issuer may not take certain actions specified in the Certificate of Designation without the affirmative vote or consent of the holders of at least a majority of the shares of Series D Preferred then outstanding, voting or consenting as the case may be, as a separate class.

           Redemption; Automatic Conversion. If a Change in Control, other than
           --------------------------------
     a Non-Approved Change in Control, occurs with respect to the Issuer (or the Issuer enters into a binding agreement relating thereto), the Issuer must offer to purchase, within 10 business days after the Change in Control, all of the then outstanding shares of Series D Preferred at a purchase price per share, in cash, equal to the Series D Liquidation Preference thereof plus an amount equal to 6.25% of the

     Series D Liquidation Preference, compounded annually from the date of issuance of such share to the purchase date.

           Redemption Relating to Certain Issuances of Securities. If the Issuer
           ------------------------------------------------------
     issues for cash, Common Stock or a series of preferred stock convertible into Common Stock, in either a public offering or a bona fide private financing, for a price for the Common Stock (including any amount payable upon conversion of preferred stock) below the conversion price then in effect for the Series D Preferred (currently $30), then the Issuer will be required to make an offer to purchase the outstanding shares of Series D Preferred as described in the Certificate of Designation.

           Right to Exchange Between Classes of Series D Preferred. Subject to
           -------------------------------------------------------
     certain limitations set forth in the Certificate of Designation, certain holders of shares of D-2 Preferred shall be entitled, without the payment of any additional consideration, to convert at any time and from time to time any or all shares of D-2 Preferred held by such holder into the same number of shares of D-1 Preferred and vice versa.

   RIGHTS UPON NON-APPROVED CHANGE IN CONTROL.

           The term "Non-Approved Change in Control" is defined in the same manner in the Certificates of Designation of both the Series C Preferred and the Series D Preferred. In general, a Non-Approved Change in Control is a transaction in which a person or group acquires beneficial ownership of more than 50% of the total voting capital stock of the Issuer (a "50% Condition"); provided that (i) the Issuer's board disapproved the
                  --------
     transaction (and recommended against, if applicable) and (ii) the Issuer's board does not elect to grant the holders of Series C Preferred and Series D Preferred essentially the same redemption rights that apply to an approved Change in Control; provided, further, that if the Issuer's board
                                 --------  -------
     has at any time, without the prior written consent of a majority of the holders of Series C Preferred and Series D Preferred, weakened or eliminated the Stockholders Rights Plan (as described below) or otherwise facilitated the occurrence of the 50% Condition, then the occurrence of such condition shall not be a Non-Approved Change in Control and the shares of Series C Preferred and Series D Preferred shall be subject to mandatory redemption.

           In general, provided that a Start Date shall have occurred, in the event of a Non-Approved Change in Control, the holders of Series C Preferred and Series D Preferred obtain certain additional rights. A "Start Date" is the date and time on which a Non-Approved Change in Control occurs, provided that unless and until Bradley S. Jacobs has sold, transferred or otherwise disposed of more than 6 million shares of Common Stock after September 24, 2001, no Start Date shall be deemed to have occurred unless a 50% Condition has occurred without taking into account any shares of Common Stock beneficially owned by AIFIV or Overseas IV (or their respective successors) for the purposes of determining whether a person or group has acquired beneficial ownership of more than 50% of the total voting capital stock of the Issuer.

            Board Matters. The board of directors of the Issuer would be
            -------------
      increased and holders of the Series C Preferred have the right to elect such additional number of directors as would give them a majority of the board. The balance of the board would continue to be elected by the Common Stockholders. The directors elected by the Common Stockholders, voting separately from the full board, would nominate their own successors. The directors elected by the Series C

      Preferred would remain in office until the later of (i) the date the board by unanimous vote declares and pays all accrued dividends on the Series C Preferred and Series D Preferred and (ii) the third anniversary of the Non-Approved Change in Control (or, if earlier, the date the board by unanimous vote gives the holders of Series C Preferred and Series D Preferred the two-year right to demand redemption of their shares at the price that applies to an approved Change in Control). So long as the directors elected by the Series C Preferred have the right to remain on the board, the board would not be permitted, without a unanimous vote, to approve any optional redemption of the Series C Preferred or Series D Preferred or declare, pay, or change the accrual rate of, any dividends on the Series C Preferred or Series D Preferred.

            Liquidation. Upon a Liquidation Event, the holders of Series C
            -----------
      Preferred and Series D Preferred would be entitled to receive, in addition to the normal liquidation preference applicable to such series, an amount equal to 6.25% of the liquidation preference, compounded annually from January 7, 1999, in the case of the Series C Preferred, and September 30, 1999, in the case of the Series D Preferred, and ending on the date of the Non-Approved Change in Control. This amount would be in addition to the dividends described below.

            Also, after the holders of Series C Preferred and Series D Preferred have received the liquidation preference and the additional amounts to which they are entitled as described above, and after holders of the Common Stock have received the equivalent amount per share, the holders of Series C Preferred and the Series D Preferred would participate with the holders of the Common Stock in any remaining amounts available for distribution (based upon the number of shares of Common Stock into which such preferred shares would then be convertible).

            Dividends. Dividends shall accrue on the Series C Preferred and
            ---------
      Series D Preferred. Accrued dividends would not be payable until a Liquidation Event or sale of the Issuer, unless the Issuer's board by unanimous vote approves earlier payment. The dividend rate would be 10% per annum of the liquidation preference, compounded annually. If these dividends are not paid quarterly, additional dividends shall accrue at the rate of 8% per annum of the liquidation preference, compounded annually. The Issuer shall not pay dividends on its Common Stock, or repurchase its Common Stock, until all accrued regular and additional dividends on the Series C Preferred and Series D Preferred have been paid. Any regular or additional dividends that are not paid quarterly would be added to the liquidation preference. Such dividends would cease to accrue on the date that the Issuer, by unanimous approval of its board of directors, grants the holders of the Series C Preferred and the Series D Preferred the equivalent right to redeem their shares that would apply in the event of an approved Change in Control.

            The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Agreement and the Certificates of Designation of the Series C Preferred and the Series D Preferred, copies of which have been filed as exhibits to this Schedule and are incorporated herein by reference. The Agreement and to the Certificates of Designation of the Series C Preferred and the Series D Preferred are attached hereto as Exhibits VI, VII and VIII, respectively.

   STOCKHOLDERS RIGHTS PLAN

            Also pursuant to the Agreement, on September 28, 2001 the Issuer adopted a stockholders rights plan and declared a dividend distribution to shareholders of record at the close of business day on October 19, 2001 (the "Record Date") of (i) one Right (as defined below) for each outstanding share of Common Stock and (ii) that number of Rights for each share of preferred stock equal to the number of shares of Common Stock into which such preferred shares would be convertible on the Record Date, pursuant to their respective Certificates of Designation. Each "Right" entitles the registered holder to purchase from the Issuer one one-thousandth of a share of Series E Junior Participating Preferred Stock, at an exercise price of $120.00 per such fraction of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 28, 2001, between the Issuer and American Stock Transfer & Trust Co., as Rights Agent. The Rights are not currently exercisable, but may become exercisable as described below.

            If an entity, person or group of affiliated persons acquires beneficial ownership of 25% or more of the Common Stock (an "Acquiring Person"), then the Rights will become exercisable and each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon exercise, Common Stock having a value then equal to two times the exercise price of the right. If the Issuer is acquired in a merger or business combination transaction or 50% or more of the Issuer's assets, cash flow or earning power is sold, each holder of a Right, other than the Acquiring Person, would have the right to receive, upon exercise, that number of shares of Common Stock of the acquiring corporation which, at the time of such transaction, would have a market value of two times the exercise price of the Right.

                                         * * * *

            The Reporting Persons entered into the transactions described in this statement as an investment in the Issuer. Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the shares of Series C Preferred or Series D Preferred beneficially owned by them (or any shares of Common Stock into which such shares of Series C Preferred or Series D Preferred are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule to reflect such change.


     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

            (a) The Reporting Persons beneficially own an aggregate of 300,000 shares of the Series C Preferred. Each share of Preferred Stock is initially convertible into 40 shares of Common Stock as described in Item 4, or an aggregate of 12,000,000 shares of Common Stock.

                  The Reporting Persons beneficially own an aggregate of 100,000 shares of the D-1 Preferred. Each share of D-1 Preferred is initially convertible into 33-1/3 shares of Common Stock as described in Item 4, or an aggregate of 3,333,333 shares of Common Stock.

                  Assuming the conversion of all of the shares of Series C Preferred and D-1 Preferred as of the date hereof, the Reporting Persons would beneficially own in the aggregate 15,333,333 shares of Common Stock of United Rentals, representing approximately 17.3% of the outstanding Common Stock of United Rentals. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

           (b)    See the information contained on the cover pages to this
      Schedule 13D which is incorporated herein by reference.

           (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

           (d)    Not applicable.

           (e)    Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

             Item 6 of the Schedule 13D is amended and supplemented as follows:

             The Agreement provides that all references in any registration rights or other agreements with the Issuer to shares of Series A or Series B Preferred that are owned by the Reporting Persons shall from and after the exchange described in Items 3 and 4 be deemed to refer to the shares of Series C Preferred or Series D Preferred, as applicable, into which they are exchanged.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Item 7 of the Schedule 13D is amended and supplemented as follows:

             Exhibit V    -    Preferred Stock Purchase Agreement, Series B
                               Perpetual Convertible Preferred Stock, dated
                               June 28, 1999, among United Rentals, Inc.,
                               Apollo Investment Fund IV, L.P. and Apollo
                               Overseas Partners IV, L.P., together with an
                               Amendment dated as of July 16, 1999.

             Exhibit VI   -    Agreement, dated as of September 28, 2001,
                               among United Rentals, Inc., Apollo Investment
                               Fund IV, L.P., Apollo Overseas Partners IV,
                               L.P. and Chase Equity Associates, L.P.

             Exhibit VII  -    Certificate of Designation of Perpetual
                               Convertible Preferred Stock, Series C of United
                               Rentals, Inc.

             Exhibit VIII -    Certificate of Designation of Perpetual
                               Convertible Preferred Stock, Series D of United
                               Rentals, Inc.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 29, 2001

                              APOLLO INVESTMENT FUND IV, L.P.

                              By:   Apollo Advisors IV, L.P.,
                                       its General Partner
                                    By:  Apollo Capital Management IV, Inc.,
                                          its General Partner


                                    By:     /s/ Michael D. Weiner
                                          ------------------------------------
                                          Name:  Michael D. Weiner
                                          Title: Vice President, Apollo Capital
                                                 Management IV, Inc.

                              APOLLO OVERSEAS PARTNERS IV, L.P.

                              By:   Apollo Advisors IV, L.P.,
                                       its Managing General Partner
                                    By:  Apollo Capital Management IV, Inc.,
                                          its General Partner


                                    By:     /s/ Michael D. Weiner
                                          ------------------------------------
                                          Name:  Michael D. Weiner
                                          Title: Vice President, Apollo Capital
                                                 Management IV, Inc.

                              APOLLO ADVISORS IV, L.P.

                              By:   Apollo Capital Management IV, Inc.,
                                       its General Partner


                                    By:     /s/ Michael D. Weiner
                                          ------------------------------------
                                          Name:  Michael D. Weiner
                                          Title: Vice President, Apollo Capital
                                                 Management IV, Inc.

                                  EXHIBIT INDEX



            Exhibit V    -    Preferred Stock Purchase Agreement, Series B
                              Perpetual Convertible Preferred Stock, dated
                              June 28, 1999, among United Rentals, Inc.,
                              Apollo Investment Fund IV, L.P. and Apollo
                              Overseas Partners IV, L.P., together with an
                              Amendment dated as of July 16, 1999.

            Exhibit VI   -    Agreement, dated as of September 28, 2001,
                              among United Rentals, Inc., Apollo Investment
                              Fund IV, L.P., Apollo Overseas Partners IV,
                              L.P. and Chase Equity Associates, L.P.

            Exhibit VII  -    Certificate of Designation of Perpetual
                              Convertible Preferred Stock, Series C of United
                              Rentals, Inc.

            Exhibit VIII -    Certificate of Designation of Perpetual
                              Convertible Preferred Stock, Series D of United
                              Rentals, Inc.















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